UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

JAKKS PACIFIC, INC.
(Name of Issuer)
Common Stock, $0.001 Par value per share
(Title of Class of Securities)
47012E106
(CUSIP Number)
August 9, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47012E106
(1) Names of Reporting Persons.
Benefit Street Partners L.L.C.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(See Instructions)		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	1,119,648*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	1,119,648*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,119,648*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	3.4%*
(12) Type of Reporting Person (See Instructions) IA

* On August 9, 2019, Benefit Street Partners L.L.C., a Delaware limited liability company (“BSP”), acquired shares of common stock, $0.001 par value per share (the “Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), and shares of the Company’s newly authorized Series A Preferred Stock (the “Preferred Stock”), as well as indebtedness of the Company in a recapitalization transaction (the “Transaction”).   In the Transaction, BSP surrendered the entire $19,865,000 principal amount of the Company’s 4.875% Convertible Senior Notes due 2020 (the “Notes”) previously held by BSP and, in consideration for such Notes and a cash payment by BSP, BSP received 38,259 shares of the Company’s Preferred Stock, 1,119,648 shares of the Company’s Common Stock and certain indebtedness of the Company.  The Preferred Stock has the right to vote on certain matters, including election of two directors, as a separate class from the Common Stock; however, the Preferred Stock is not convertible into Common Stock. As a result, BSP may be deemed to beneficially own, in the aggregate, 1,119,648 shares of the Company’s Common Stock, representing approximately 3.4% of the 32,524,913 shares of Common Stock outstanding as of August 9, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2019, filed with the Securities and Exchange Commission on August 9, 2019. The number of shares of the Company’s Common Stock reported as beneficially owned are held by BSP Special Situations Master A L.P. (“Master A Fund”). BSP, as the investment adviser of Master A Fund, may be deemed to beneficially own the 1,119,648 shares of the Company’s Common Stock held by Master A Fund.  Thomas J. Gahan controls BSP and may be deemed to beneficially own the 1,119,648 shares of the Company’s Common Stock held by Master A Fund. This Amendment No. 2 to Schedule 13G represents an exit filing for both BSP and Thomas J. Gahan.

CUSIP NO. 47012E106
(1) Names of Reporting Persons.
Thomas J. Gahan
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(See Instructions)		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	1,119,648*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	1,119,648*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,119,648*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	3.4%*
(12) Type of Reporting Person (See Instructions) IN

* On August 9, 2019, Benefit Street Partners L.L.C., a Delaware limited liability company (“BSP”), acquired shares of common stock, $0.001 par value per share (the “Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), and shares of the Company’s newly authorized Series A Preferred Stock (the “Preferred Stock”), as well as indebtedness of the Company in a recapitalization transaction (the “Transaction”).   In the Transaction, BSP surrendered the entire $19,865,000 principal amount of the Company’s 4.875% Convertible Senior Notes due 2020 (the “Notes”) previously held by BSP and, in consideration for such Notes and a cash payment by BSP, BSP received 38,259 shares of the Company’s Preferred Stock, 1,119,648 shares of the Company’s Common Stock and certain indebtedness of the Company.  The Preferred Stock has the right to vote on certain matters, including election of two directors, as a separate class from the Common Stock; however, the Preferred Stock is not convertible into Common Stock. As a result, BSP may be deemed to beneficially own, in the aggregate, 1,119,648 shares of the Company’s Common Stock, representing approximately 3.4% of the 32,524,913 shares of Common Stock outstanding as of August 9, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2019, filed with the Securities and Exchange Commission on August 9, 2019. The number of shares of the Company’s Common Stock reported as beneficially owned are held by BSP Special Situations Master A L.P. (“Master A Fund”). BSP, as the investment adviser of Master A Fund, may be deemed to beneficially own the 1,119,648 shares of the Company’s Common Stock held by Master A Fund.  Thomas J. Gahan controls BSP and may be deemed to beneficially own the 1,119,648 shares of the Company’s Common Stock held by Master A Fund. This Amendment No. 2 to Schedule 13G represents an exit filing for both BSP and Thomas J. Gahan.

Item 1(a). Name Of Issuer
JAKKS Pacific, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices
2951 28th Street Santa Monica, California 90405
Item 2(a). Name of Person Filing

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Benefit Street Partners L.L.C. (“BSP”), and (ii) Thomas J. Gahan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. This Schedule 13G relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of the Company beneficially owned by BSP Special Situations Master A L.P. (“Master A Fund”). BSP, as the investment adviser of Master A Fund, may be deemed to beneficially own the 1,119,648 shares of the Company’s Common Stock held by Master A Fund.  Thomas J. Gahan controls  BSP. Thus, as of the date of this report, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, BSP and Mr. Gahan may be deemed to beneficially own approximately 3.4% of the shares of the Company’s Common Stock deemed issued and outstanding.

Item 2(b). Address of Principal Business Office or, if None, Residence
The principal business address of BSP and Mr. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019.

Item 2(c). Citizenship
BSP is a limited liability company organized under the laws of the State of Delaware. Mr. Gahan is a citizen of the United States.
Item 2(d). Title of Class of Securities
Common Stock, $0.001 par value per share.
Item 2(e). CUSIP No.
47012E106

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”) (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4. Ownership
The information set forth in Rows 5 through 9 and 11 of each of the cover pages of this Schedule 13G is incorporated herein by reference.
On August 9, 2019, BSP acquired shares of the Company’s Common Stock and shares of the Company’s newly authorized Series A Preferred Stock (the “Preferred Stock”), as well as indebtedness of the Company in a recapitalization transaction (the “Transaction”). In the Transaction, BSP surrendered the entire $19,865,000 principal amount of the Company’s 4.875% Convertible Senior Notes due 2020 (the “Notes”) previously held by BSP, and in consideration for such Notes and a cash payment by BSP, BSP received 38,259 shares of the Company’s Preferred Stock, 1,119,648 shares of the Company’s Common Stock and certain indebtedness of the Company. The Preferred Stock has the right to vote on certain matters, including election of two directors, as a separate class from the Common Stock; however, the Preferred Stock is not convertible into Common Stock. As a result, BSP may be deemed to beneficially own, in the aggregate, 1,119,648 shares of the Company’s Common Stock, representing approximately 3.4% of the 32,524,913 shares of the Company’s Common Stock outstanding as of August 9, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2019, filed with the Securities and Exchange Commission on August 9, 2019. The number of shares of the Company’s Common Stock reported as beneficially owned are held by Master A Fund. BSP, as the investment adviser of Master A Fund, may be deemed to beneficially own the 1,119,648 shares of the Company’s Common Stock held by Master A Fund. Thomas J. Gahan controls BSP and may be deemed to beneficially own the 1,119,648 shares of the Company’s Common Stock held by Master A Fund.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
The information set forth in Item 4 of this Schedule 13G is incorporated herein by reference.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2019

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

/s/ Thomas J. Gahan
Name: Thomas J. Gahan

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

99.1   Joint Filing Agreement, dated as of May 7, 2018 by and among Benefit Street Partners L.L.C. and Thomas J. Gahan (incorporated by reference to Exhibit A to Schedule 13G, filed with the Securities and Exchange Commission on May 7, 2018).